Exhibit P-2(a)
                                                         File No. 70-9577


                              March 9, 2000

Honorable Arthur Levitt, Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Cinergy Corp./SEC File No. 70-9577

Dear Chairman Levitt:

    The Union Light, Heat and Power Company ("ULH&P"), a Kentucky electric and gas utility and subsidiary of Cinergy Corp. ("Cinergy"), a registered public utility holding company, has advised this Commission that Cinergy has recently filed an application-declaration on Form U-1 in the above docket (the "U-1") pursuant to the Public Utility Holding Company Act of 1935 ("PUHCA") requesting greater authority to invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Specifically, we understand that Cinergy is requesting over a five-year period to make
(1) additional recourse investments of up to $2 billion in EWGs and FUCOs, supplementing its existing SEC authority for EWG/FUCO investments capped at an amount equal to 100% of Cinergy's consolidated retained earnings, and
(2) additional recourse investments, not to exceed the net book value of the assets transferred (the "Restructuring Investment"), in one or more EWG affiliates of Cinergy, created for the sole purpose of acquiring all or a substantial portion of the generating assets of Cinergy's Ohio utility subsidiary, The Cincinnati Gas & Electric Company, and Cinergy's Indiana utility subsidiary, PSI Energy, Inc.

    Cinergy has requested that we certify to you that such increased investment authority in EWGs and FUCOs will not impair the ability of the Kentucky Public Service Commission to regulate ULH&P or protect its retail customers in Kentucky.

    As the State commission having jurisdiction over the retail electric and gas rates of Cinergy's Kentucky public utility subsidiary, ULH&P, please be advised that based on:

     (1) this Commission's statutory authority to supervise and regulate electric and gas utilities and all matters relating to the performance of their public duties and their charges therefor, and to correct any abuses of such utilities,

    (2) the commitments of and conditions accepted by Cinergy and ULH&P in connection with this Commission's 1994 order authorizing Cinergy's acquisition of ULH&P,

    (3) the representations set forth in the U-1, including but not limited to the representations that the assets of ULH&P will not be pledged or encumbered and that ULH&P will not seek higher rates for potential losses or inadequate returns arising from any EWG and FUCO investments, and

    (4) the commitments set forth in Cinergy's letter of March 8, 2000 (copy attached hereto), one of which is Cinergy's agreement that this Commission's approval is a condition precedent to the transfer to an EWG of any facility by an affiliate of ULH&P.

this Commission is of the view that Cinergy's proposal will not impair the ability of this Commission to regulate ULH&P or protect its retail customers in Kentucky.

    The foregoing opinion of this Commission is expressly conditioned on and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate. Cinergy has represented that it will timely inform this Commission when Cinergy actually acquires ownership in EWGs or FUCOs pursuant to its proposal.

                                  Sincerely,

                                  /s/B. J. Helton, Ph.D.
                                  Chairman
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